Mail Stop 3561

March 18, 2008

William R. Herren
Chairman of the Board
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

Re: **Asia Automotive Acquisition Corporation**
Amendment No. 6 to Registration Statement on Form S-4
Filed March 11, 2008
File No. 333-147086

Dear Mr. Herren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Stockholders, page 6

1.   Please revise your disclosures throughout the registration statement, including
        your disclosures on pages 7 and 21, to clarify that the earnings performance target
        for Hunan Tongxin was achieved, and accordingly, the additional 2,000,000
        shares will be issued to the management of Hunan Tongxin.

Selected Historical Financial Data, page 30

2.   Please reconcile each of the amounts presented for AAAC to the financial
        statements.

Comparative Per Share Information, page 34

3.   Please tell us how you calculated the book value per share for AAAC on page 36,
        assuming both maximum and minimum approval. Provide all supporting
        calculations and revise your disclosures as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 90
Comparison of Fiscal Years Ended December 31, 2006 and 2005, page 92
Cost of Goods Sold, page 92

4.   We note your response to comment 10 of our letter dated February 12, 2008.
        However, it appears that the current MD&A disclosures with respect to cost of
        goods sold for the noted periods are still inconsistent with the financial
        statements. Please revise.

Comparison of Fiscal Years Ended December 31, 2005 and 2004, page 94
Gross Margin, page 95

5.   We note your response to comment 10 of our letter dated February 12, 2008.
        However, it appears that the current MD&A disclosures with respect to gross
        margin for the noted periods are still inconsistent with the financial statements.
        Please revise.

Unaudited Pro Forma Combined Financial Statements, page 109
Unaudited Pro Forma Condensed Combined Balance Sheet (Minimum Approval
Assumption)

6.   It appears that there are a number of errors in your December 31, 2007 pro forma
        balance sheet assuming minimum approval. For example, the sum of total

liabilities and total equity is not equal to total assets. Please review this pro forma financial statement and the related pro forma adjustments and revise accordingly.

7.   We note that AAAC has no substantive operations prior to the consummation of the proposed merger, and that you have determined that AAAC will be the accounting acquirer. As a result, Hunan Tongxin will be considered the predecessor of AAAC. Accordingly, the audited financial statements of Hunan Tongxin, including those for the interim period through the date of the consummation of the merger, will be required to be included in the combined company's Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Hunan Tongxin for all periods that are required to be presented. Please confirm that you will include the required pre-merger financial statements for Hunan Tongxin in your Exchange Act reports following the consummation of the proposed merger.

Asia Auto Acquisition Corporation Financial Statements
Report of Independent Auditors

8.   Please advise your independent accountant to revise the third paragraph of their audit report to refer to the results of operations and cash flows for the periods referred to in the first paragraph of their audit report (i.e. the years ended December 31, 2007 and 2006, and for the period from June 20, 2005 (date of inception) through December 31, 2007). Refer to Section 508 of the Codification of Auditing Standards.

Hunan Tongxin Enterprise Co., Ltd. Financial Statements

9.   Please update the financial statements as required by Item 8.A.4. of Form 20-F.

Report of Independent Auditors

10.   We note your response to comment six of our letter dated February 12, 2008, but we were unable to find the updated audit report in our review of your amended filing. Please advise your independent accountant to re-date or dual-date their report, as necessary, to comply with Section 561 of the Codification of Auditing Standards.

Consolidated Statements of Cash Flows

11.   It appears that cash and cash equivalents at September 30, 2007 per your statement of cash flows does not agree to the cash and cash equivalents at September 30, 2007 per your balance sheet. Please revise.

Exhibit 23.1 – Consent of Rothstein & Kass

12.   We note that the periods referred to in the consent are inconsistent with those
        opined upon in the audit report. Please advise your independent accountant to
        revise their consent as appropriate and to provide a currently dated consent with
        any amendment.

Exhibit 23.2 – Consent of LehmanBrown

13.   The consent included with your most recent filing is not currently dated. Please
        advise your independent accountant that all amendments must be accompanied by
        a currently dated consent.

Exhibits

14.   We reissue comment 11 from our letter dated February 12, 2008. Please file a
        signed legality opinion. In addition, the warrants are contractual obligations and
        therefore counsel must opine that the warrants are a legal binding obligation of
        the company under the state or jurisdiction contract law governing the warrant
        agreement. Please revise accordingly.

*****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 or Carlton Tartar at (202)
551-3387 if you have questions regarding comments on the financial statements and

related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Paul M. Kavanaugh
       Fax: (248) 645-2690